UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated August 9, 2012

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

CNPJ/MF N.° 60.643.228/0001-21

NIRE 35.300.022.807

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A. (“Fibria” or “Company”) (BM&FBOVESPA: FIBR3 | NYSE: FBR), in compliance with Brazilian Securities and Exchange Commission (CVM) Instruction 384 of March 17, 2003 (“ICVM 384”), hereby announces to its shareholders and the market in general that it has contracted FLOW CORRETORA DE CÂMBIO, TÍTULOS e VALORES MOBILIÁRIOS S.A., headquartered at Rua Surubim, nº 373, cjs. 01 — parte e 02 - parte, São Paulo, São Paulo State, enrolled in the Corporate Taxpayer’s Registry under no. 05.816.451/0001-15, as Market Maker for its common shares listed (FIBR3) on the BM&FBOVESPA S.A. - São Paulo Stock, Commodities and Futures Exchange for a period of 12 (twelve) months counted from August 10, 2012, automatically renewable for a period of 1 (one) year in the absence of a contrary manifestation by either of the parties, to promote the liquidity of said stock. The Company also states that 222,306,462 (two hundred twenty-two million, three hundred and six thousand, four hundred sixty-two) common shares of its issue are outstanding on the market, and that the Company has not executed with the Market Maker any contract regulating the exercise of voting rights or the rights to purchase and sell its securities.

The Market Maker will begin its activities on August 10, 2012.

São Paulo, August 9, 2012.

Guilherme Perboyre Cavalcanti

Financial and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2012

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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